ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

BY EDGAR

November 6, 2024

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-1090

Re:	Impax Funds Series Trust I – Withdrawal of Application for an Order Under

Sections 6(c) and 17(b) (File No. 812-15632)

Ladies and Gentlemen:

I am writing on behalf of Impax Funds Series Trust I (the “Trust”) to respectfully request the withdrawal of the Trust’s application (File No. 812-15632) (the “Application”) filed pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an order of exemption from Sections 2(a)(32), 5(a)(1), 18(f)(1), 18(i), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act and pursuant to Sections 6(c) and 17(b) of the 1940 Act for an order of exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act to permit (i) a series of the Trust, no shares of which are listed for trading on an exchange (a “Mutual Fund”), to offer a class of exchange-traded shares (each such class, an “ETF Class,” and such shares, “ETF Shares”) in addition to classes of shares that are not exchange-traded (each such class, a “Mutual Fund Class,” and such shares, “Mutual Fund Shares”); and (ii) a series of the Trust, shares of which are listed for trading on an exchange (an “ETF”), to offer one or more Mutual Fund Classes and Mutual Fund Shares in addition to an ETF Class and ETF Shares. The Application was filed with the Securities and Exchange Commission (“SEC”) on September 20, 2024.

Further to the telephone conversation of October 30, 2024 with the staff of the Division of Investment Management of the SEC (the “Staff”) and follow-up correspondence, the Trust acknowledges that three applications relating to the same request for exemptive relief were filed with the SEC under three separate file numbers. Accordingly, the Trust respectfully requests that this Application, along with another duplicate application that is the subject of a separate withdrawal request, be withdrawn such that a single application remain on file for further consideration by the Staff.

Should you have and questions, please feel free to call me at (415) 315-2306.

Very truly yours,

/s/ Jimena Acuña Smith

Jimena Acuña Smith

cc:	Edward Farrington

Impax Asset Management LLC

Brian D. McCabe, Esq.

Ropes & Gray LLP